

July 9, 2013

Via E-mail
Peter Oppenheimer
Senior VP and Chief Financial Officer
Apple Inc.
1 Infinite Loop
Cupertino, CA 95014

Re: **Apple Inc.**
       Form 10-K for the Fiscal Year Ended September 29, 2012
       Filed on October 31, 2012
       File No. 000-10030

Dear Mr. Oppenheimer:

We have reviewed your letter dated June 24, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 13, 2012.

Form 10-K for the Fiscal Year Ended September 29, 2012

Item 1A. Risk Factors

"The Company could be subject to changes in its tax rates . . .," page 19

1.   We note your response to prior comment 1. The revised language still refers to "foreign" jurisdictions and appears to discuss risks that could apply to any registrant with international operations. Your responses state that your Irish subsidiaries generated substantially all of your $40.4 billion in undistributed international earnings, creating a tax benefit of approximately $5.9 billion in 2012. Thus, it appears that you should specifically reference the potential risks associated with any changes in Irish tax laws.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 36

2.   You indicate in your response to prior comment 2 that as of September 28, 2012, substantially all of the company's $40.4 billion in undistributed international earnings intended to be indefinitely reinvested in operations outside the U.S. was generated by subsidiaries organized in Ireland, which has a statutory tax rate of 12.5%. Please disclose this information in future filings. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 5 – Income Taxes, page 61

3.   We note from your response to prior comment 3 that you considered various factors in accordance with ASC 740-30-05-4 when evaluating the criteria for indefinite reinvestment under ASC 740-30-25-17. Please explain, in detail, how each factor was considered in overcoming the presumption that all undistributed earnings will be transferred to the parent. Also, please describe to us, in detail, the company's specific plans for reinvestment of your undistributed foreign earnings.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194, Evan Jacobson, Staff Attorney, at (202) 551-3428, or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief